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                            ACCOUNTANT'S STATEMENT

May 2, 1997

THE WORLD FINANCIAL NETWORK CREDIT CARD MASTER TRUST
COLUMBUS, OHIO

Dear Sirs,

Due to the late timing of the decision by the various parties to the Service and Pooling Agreement relating to the World Financial Network Credit Card Master Trust ("The Trust") to require an audit of the Trust's financial statements for the year ended February 1, 1997, as opposed to requiring an "agreed-upon procedures report", we have been unable to complete all of our audit procedures of the Trust's fiscal 1996 financial statements by May 2, 1997.

We would expect to complete all of our audit procedures by May 16, 1997.

Sincerely,

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP